Filed by: Baxter International Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Baxter International Inc.
Subject Company's Commission File No.: 001-04448

NOTICE TO PARTICIPANTS

Baxter International Inc. and Subsidiaries Incentive Investment Plan

Baxter Healthcare of Puerto Rico Savings and Investment Plan

In Connection With

The Offer to Exchange

Shares of Common Stock of Baxter International Inc.

for Shares of Common Stock of

Baxalta Incorporated

Which are Owned by Baxter International Inc.

April 21, 2016

Dear Plan Participant:

Baxter International Inc. (“Baxter”), a Delaware corporation, has initiated an offer to exchange (“Exchange Offer”) shares of common stock of Baxter, par value $1.00 per share (“Baxter Common Stock”) for shares of common stock of Baxalta Incorporated (“Baxalta”), par value $0.01 per share (“Baxalta Common Stock”), held by Baxter, that are validly tendered and are not validly withdrawn, upon the terms and subject to the conditions set forth herein and in the Prospectus, dated April 21, 2016 (“Prospectus”).

As a participant in the Baxter International Inc. and Subsidiaries Incentive Investment Plan or the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the “Plans” and with respect to the specific plan in which you participate, the “Plan”, “US Plan” or “PR Plan”) with a portion of your individual account invested in the Baxter Common Stock Fund (the “Baxter Stock Fund”), you are eligible to participate in the Exchange Offer. This means that you will have an opportunity to exchange all or a part of your Baxter Stock Fund units attributable to your investment in the Baxter Stock Fund under the Plan (“Baxter Stock Fund Units”) for units in the Baxalta Stock Fund in the Plan, as further described in this notice and the enclosed Prospectus and Baxter Plan Exchange Offer Guide.

Enclosed are materials related to the Exchange Offer that require your immediate attention. Read all the materials carefully. The materials describe matters directly affecting your interest in the Plan. You are entitled to direct State Street Bank and Trust Company or Banco Popular de Puerto Rico, as trustee for the US Plan and PR Plan, respectively (together, the “Trustee” or “Trustees” as applicable), whether or not to tender all or a portion of your Baxter Stock Fund Units pursuant to the Exchange Offer. Your direction to the Trustee will be confidential.

You must log into the Exchange Offer Website for the Plans at https://BaxterExchangeOffer.com (“Plan Exchange Offer Website”) to record your election of what percentage of Baxter Stock Fund Units to tender in the Exchange Offer not later than May 17, 2016, at 4:00 p.m., Eastern Daylight Time (“EDT”), unless the Exchange Offer is extended. Note that the percentage election will apply to the number of Baxter Stock Fund Units in your account as of May 17, 2016, the deadline for the Trustee to tender on behalf of the Plans. There will be no fee to you for directing the Trustee to tender your Baxter Stock Fund Units.

BACKGROUND

Baxter has decided to pursue the Exchange Offer to dispose of all or a portion of its remaining interest in Baxalta in a tax-efficient manner, thereby enhancing stockholder value.

The Exchange Offer is subject to various conditions, including, among others, the private letter ruling from the Internal Revenue Service, regarding certain U.S. federal income tax consequences of the distribution by Baxter on July 1, 2015 of approximately 80.5% of the shares of Baxalta Common Stock to the shareholders of Baxter and certain related transactions, remains in full force and effect and has not been revoked in whole or in part. All conditions to the completion of the Exchange Offer must be satisfied or, where permissible, waived by Baxter before the expiration of the Exchange Offer. Baxter may waive any or all of the conditions to the Exchange Offer, subject to limited exceptions.

The Exchange Offer applies to all outstanding shares of Baxter Common Stock, including the Baxter Common Stock held by the Trustees in the Baxter Stock Fund in the Plans (“Baxter Stock Fund Shares”). As of April 18, 2016, the Plans, through the Baxter Stock Fund, held approximately 2.3 million shares of Baxter Common Stock. Only the applicable Trustee can exchange Baxter Stock Fund Shares in the Exchange Offer. Nonetheless, as a participant under the Plan, you have the right to direct the Trustee to exchange some or all of the Baxter Stock Fund Units attributable to your individual participant account in the Plan. Except as explained under “Trustee’s Legal Responsibility” below, the Trustee will exchange Baxter Stock Fund Units attributable to individual participant accounts solely in accordance with participant directions, and the Trustee will not exchange Baxter Stock Fund Units attributable to individual participant accounts for which it does not receive timely and complete directions.

NONE OF BAXTER, BAXALTA OR ANY OF THEIR RESPECTIVE DIRECTORS OR OFFICERS, THE TRUSTEES OF THE PLANS OR THE DEALER MANAGER APPOINTED WITH RESPECT TO THE EXCHANGE OFFER MAKES ANY RECOMMENDATION REGARDING THE EXCHANGE OFFER. THE DECISION TO ELECT TO EXCHANGE BAXTER STOCK FUND UNITS ALLOCABLE TO AN INDIVIDUAL PARTICIPANT ACCOUNT UNDER THE PLAN(S) LIES SOLELY WITH THE PARTICIPANT.

PROCEDURE FOR DIRECTING THE TRUSTEE

Recording Your Direction

If you want to participate in the Exchange Offer (or if you want to affirmatively decline to participate) you must log into the Plan Exchange Offer Website at https://BaxterExchangeOffer.com to record your election no later than May 17, 2016, at 4:00 p.m., EDT, unless the Exchange Offer is extended. Within the Plan Exchange Offer Website, you must indicate a percentage of your Baxter Stock Fund Units to be exchanged. You may change or withdraw your percentage election through the Plan Exchange Offer Website at any time before May 17, 2016, at 4:00 p.m., EDT. If your Plan election is not entered by this deadline, or if it is not fully and properly completed, your Baxter Stock Fund Units will not be exchanged by the Trustee (except as explained under “Trustee’s Legal Responsibility” below). Only the Trustee may tender the Baxter Stock Fund Shares attributable to your Baxter Stock Fund Units.

If you have a Baxter Stock Fund balance in both the US Plan and the PR Plan, your exchange election will apply to both Plans. You will not make separate elections for each Plan.

Your direction will be deemed irrevocable unless validly withdrawn. In order to make an effective and valid withdrawal, you must log into the Plan Exchange Offer Website and withdraw your direction to the Trustee no later than 4:00 p.m. EDT, on May 17, 2016, unless the Exchange Offer is extended by Baxter. To do this, log back into https://BaxterExchangeOffer.com and click “Withdraw” then “Confirm.” You must receive a confirmation number to complete the process.

Additional Procedural Information

After the deadline for electing to exchange your Baxter Stock Fund Units, the Trustee will exchange the appropriate number of Baxter Stock Fund Shares subject to considerations discussed below in “Trustee’s Legal Responsibility.” Any Baxter Stock Fund Units attributable to your account that are not exchanged in the Exchange Offer will remain allocated to your Baxter Stock Fund under the Plan. Please note that the Odd-Lot provisions of the Exchange Offer described in the Prospectus are not applicable to Plan participants.

INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT RECEIVE ANY PORTION OF THE EXCHANGE OFFER PROCEEDS DIRECTLY. ALL PROCEEDS WILL BE CREDITED TO INDIVIDUAL PARTICIPANTS’ ACCOUNTS AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLANS.

EFFECT OF EXCHANGE OFFER ON YOUR ACCOUNT

If you direct the Trustee to exchange all or a portion of your Baxter Stock Fund Units, that portion of your Baxter Stock Fund will be subject to a blackout period in which certain transactions will be restricted for a period of time. It is extremely important that you carefully review the enclosed Baxter Plan Participant Exchange Offer Guide so you are aware of these restrictions and the applicable dates.

NOTICE FOR INDIVIDUALS WHO OWN BAXTER COMMON STOCK OUTSIDE OF THE BAXTER STOCK FUND

If you also own Baxter Common Stock outside of the Baxter Stock Fund (including within the Self-Managed Account (“SMA”) in the US Plan), you will receive, or already have received, under separate cover, another copy (or copies) of the enclosed Prospectus and a Letter of Transmittal to be used to tender your other shares of Baxter Common Stock if you choose to do so. Instructions on tendering shares of Baxter Common Stock that you own outside of the Baxter Stock Fund are in the Prospectus and related Letter of Transmittal. Those documents may not be used to direct the Trustee to tender the Baxter Stock Fund Units allocated to you under in the Baxter Stock Fund. Similarly, the Plan Exchange Offer Website cannot be used to tender any shares of Baxter Common Stock you own outside of the Baxter Stock Fund.

CONFIDENTIALITY

THE TRUSTEE WILL PROTECT THE CONFIDENTIALITY OF YOUR DECISION AS A PLAN PARTICIPANT. UNDER NO CIRCUMSTANCES WILL YOUR DECISION BE DISCLOSED TO ANY DIRECTORS, OFFICERS, OR EMPLOYEES OF BAXTER EXCEPT TO A LIMITED NUMBER OF ADMINISTRATORS FOR THE SOLE PURPOSE OF ALLOCATING PROCEEDS TO YOUR PLAN ACCOUNT.

TRUSTEE’S LEGAL RESPONSIBILITY

If you affirmatively direct the Trustee concerning your decision to tender or not to tender all or a portion of your Baxter Stock Fund Units, the Trustee must generally follow your direction.

IF YOU FAIL TO AFFIRMATIVELY DIRECT THE TRUSTEE WHETHER OR NOT TO TENDER ALL OR A PORTION OF YOUR BAXTER STOCK FUND UNITS, THE PLANS PROVIDE THAT YOUR BAXTER STOCK FUND UNITS WILL NOT BE TENDERED AND THAT THE TRUSTEE HAS NO DISCRETION WITH RESPECT TO THOSE SHARES. The Trustee must determine whether following this provision of the Plan would violate ERISA. The Trustee must generally follow your directions and the Plan provisions unless it has determined that doing so would violate the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including a requirement that there be “adequate consideration.” Should the Trustee determine that the implementation of a participant direction or adherence to any Plan provision relative to exchange offers would violate ERISA, it must ignore such direction or Plan provision and exercise its discretion as Trustee in lieu of such direction or plan provision.

ADDITIONAL INFORMATION

For more details, please refer to the enclosed Baxter Plan Participant Exchange Offer Guide which covers in detail the impact to the Plan(s) in which you participate.

If you require additional information concerning the procedure to exchange your Baxter Stock Fund Units, please call the HR Center at 1-877-BAXHR4U (1-877-229-4748) and follow the prompts to Voya for the Plan. Voya representatives are available Monday through Friday 9:00 a.m. to 6:00 p.m. EDT, excluding stock market holidays.

If you require additional information concerning the terms and conditions of the Exchange Offer, please call D.F. King & Co., Inc., the Information Agent for the Exchange Offer, directly at 1-800-622-1649 (toll-free in the United States).

Your ability to direct the Trustee concerning whether or not to tender all or a portion of your Baxter Stock Fund Units is an important part of your rights as a Plan participant. Please consider this letter and the enclosed materials carefully in making your decision.

Forward-Looking Statements

The matters discussed herein that are not historical facts include forward-looking statements concerning the Exchange Offer, Baxter’s financial results, business development activities, capital structure, cost savings initiatives, R&D pipeline including results of clinical trials and planned product launches, and outlook for 2016. The statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those in the forward-looking statements: the ability to successfully complete the Exchange Offer on the terms or timeline currently contemplated, if at all, and achieve the intended results and satisfy conditions for the Exchange Offer, including the availability of the relevant tax opinions and continued effectiveness of a private letter ruling from the U.S. Internal Revenue Service; demand for and market acceptance of risks for new and existing products, and the impact of those products on quality or patient safety concerns; product development risks; product quality or patient safety concerns; future actions of regulatory bodies and other governmental authorities, including the FDA and foreign counterparts; failures with respect to compliance programs; future actions of third-parties, including payers; US healthcare reform and other global austerity measures; pricing, reimbursement, taxation and rebate policies of government agencies and private payers; the impact of competitive products and pricing, including generic competition, drug reimportation and disruptive technologies; global, trade and tax policies; accurate identification of and execution on business development and R&D opportunities and realization of anticipated benefits; fluctuations in supply and demand; the availability of acceptable raw materials and component supply; the inability to create timely production capacity or other manufacturing supply difficulties; the ability to achieve the intended results (including targeted margin improvements) associated with the recent separation of the biopharmaceutical and medical products businesses and the associated disposition of Baxter’s retained stake in Baxalta; the ability to enforce owned or in-licensed patents or the patents of third parties preventing or restricting manufacture, sale or use of affected products or technology; the impact of global economic conditions; fluctuations in foreign exchange and interest rates (including with respect to emerging market currencies); any change in law concerning the taxation of income, including income earned outside the United States; actions taken by tax authorities in connection with ongoing tax audits; breaches or failures of Baxter’s information technology systems; loss of key employees or inability to identify and recruit new employees; the outcome of pending or future litigation; the adequacy of Baxter’s cash flows from operations to meet its ongoing cash obligations and fund its investment program; and other risks identified in the form S-4 filed by Baxalta, Baxter’s Annual Report on Form 10-K filed on February 26, 2016 and other U.S. Securities and Exchange Commission (“SEC”) filings, all of which are available on Baxter’s website. Baxter does not undertake to update its forward-looking statements.

Additional Information and Where to Find It

Baxalta has filed with the SEC a registration statement on Form S-4 that includes a Prospectus. The Prospectus contains important information about the Exchange Offer, Baxter, Baxalta and related matters, and Baxter has delivered the Prospectus to holders of Baxter Common Stock. Investors and security holders are urged to read the Prospectus, and any other relevant documents filed with the SEC, when they become available and before making any investment decision. None of the Trustees, Baxter, Baxalta or any of their respective directors or officers or the dealer manager appointed with respect to the Exchange Offer makes any recommendation as to whether you should participate in the Exchange Offer. This announcement is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the Exchange Offer. The offer will be made solely by the Prospectus.

You may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and you will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that Baxter and Baxalta file electronically with the SEC. The address of that website is http://www.sec.gov. You will also be able to obtain a copy of the Prospectus by clicking on the appropriate link at www.dfking.com/bax.

The information contained herein has been provided by Baxter International Inc. and is solely the responsibility of Baxter International Inc.

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